July 2, 2007

Via EDGAR and U.S. Mail
Pamela A. Long
Edward M. Kelly
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	China Clean Energy Inc.
Pre-effective Amendment 3 on Form SB-2
Filed June 15, 2007
File No. 333-140132

Dear Ms. Long and Mr. Kelly:

On behalf of China Clean Energy Inc. (the “Company”), we are submitting responses to the comments on the Company’s Pre-effective Amendment 3 on Form SB-2, filed June 15, 2007 (the “SB-2”) set forth in the letter from the staff (“Staff”) of the Securities and Exchange Commission dated June 21, 2007. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience.

Note 11. Commitment and Contingencies, Page F-14.

1.
Please revise to disclose your conclusion regarding liquidated damages in accordance with EITF 00-19-02. To the extent that you determine that the likelihood of liquidated damages is probable, please disclose the carrying amount of the liability representing your obligations. Reference paragraph 10, 11 and 12d of EITF 00-19-2. Please ensure that the disclosures on pages 15 and F-24 are also updated.

Response: We have revised page 15 and added a paragraph to page F-14 and page F-24 to comply with your comment. As of December 31, 2006 and March 31, 2007, we did not consider non-effectiveness of the SB-2 by April 23, 2007, as “probable” and accordingly no liabilities relating to the registration rights agreements were recorded at these dates.

Ms. Pamela A. Long
Mr. Edward M. Kelly
July 2, 2007

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (212) 659-4984 or Harvey Kesner at (212) 659-4973.

Very truly yours,
/s/ Gregory Kramer, Esq.
Gregory Kramer, Esq.

cc:	Tai-ming Ou
Gary Zhao
Harvey Kesner, Esq.